UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUO THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67059V209

(CUSIP Number)

Scott M. Pittman

c/o Nuo Therapeutics, Inc.

8285 El Rio, Suite 190

Houston, TX 77054

(346) 396-4770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 67059V209

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Pittman, Scott M.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
United States of America
	7.	Sole Voting Power
		5,401,054
Number of Shares	8.	Shared Voting Power
Owned by		0
Each
Reporting	9.	Sole Dispositive Power
Person
With		5,401,054
	10.	Shared Dispositive Power
		0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,401,054
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13.	Percent of Class Represented by Amount in Row (11)
12.1%
14.	Type of Reporting Person (See Instructions)
IN

This Amendment No. 2 amends and supplements the Schedule 13D initially filed by Scott M. Pittman (the “Reporting Person”) with the Securities and Exchange Commission on August 21, 2017, as amended July 5, 2022 (as amended hereby, this “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Nuo Therapeutics, Inc. (the “Company”).

Item 5. Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended as follows:

On December 18, 2023, the Company entered into a Securities Purchase Agreement, dated as of December 8, 2023, with certain accredited investors for the sale of 1,925,000 shares of Common Stock at a price of $0.50 per share by means of a private placement. The Reporting Person invested $300,000 in the private placement and acquired 600,000 shares of Common Stock. As a result, the Reporting Person is the owner of 5,043,345 shares of Common Stock and 357,709 shares of Common Stock issuable upon exercise of options. The percentage beneficial ownership in Row 13 of the cover page of this Schedule 13D is based upon 44,241,516 shares of Common Stock outstanding as reported by the Company in its Current Report on Form 8-K filed December 20, 2023.

Except as described above, the Reporting Person did not effect any transactions in the securities of the Company in the 60 days prior to the filing date of this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

December 20, 2023	By:	/s/ Scott M. Pittman
	Name:	Scott M. Pittman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)